Exhibit 12 (a)

General Electric Capital Corporation

and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
	2004		2003		2002		2001		2000
(Dollars In millions)	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As reported

Net earnings	$8,034	$8,260	$6,893	$7,127	$5,490	$5,539	$5,902	$6,009	$4,289
Provisions for income taxes	1,593	1,741	1,590	1,743	960	992	1,734	1,702	1,555
Minority interest	359	359	84	84	95	95	84	84	86
Earnings before income
taxes and minority interest	9,986	10,360	8,567	8,954	6,545	6,626	7,720	7,795	5,930

Fixed Charges:
Interest	11,131	11,260	10,037	10,104	9,686	9,622	10,261	10,300	10,763
One-third of rentals	320	320	288	288	316	316	324	324	381
Total fixed charges	11,451	11,580	10,325	10,392	10,002	9,938	10,585	10,624	11,144
Less interest capitalized,
net of amortization	(37)	(37)	(23)	(23)	(38)	(38)	(88)	(88)	(121)

Earnings before income
taxes and minority interest
plus fixed charges	$21,400	$21,903	$18,869	$19,323	$16,509	$16,526	$18,217	$18,331	$16,953

Ratio of earnings to fixed
charges	1.87	1.89	1.83	1.86	1.65	1.66	1.72	1.73	1.52